

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

<u>Via E-mail</u>
Mark A. Blinn
President and Chief Executive Officer
Flowserve Corporation
5215 N. O'Connor Boulevard, Suite 2300
Irving, Texas 75039

> **Re: Flowserve Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 1-13179**

Dear Mr. Blinn:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are aware of public releases dated October 3, 2011 by OFAC and BIS stating that you have indirectly engaged in unlicensed export of goods to Iran, Sudan, and Syria, and in transactions involving property in which Cuba or a Cuban national had an interest. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated June 30, 2008. Your response should describe any products, equipment, components, technology, or services that you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them. Tell us also the projected timeframe

for satisfaction of your existing contracts, commitments, and warranty obligations associated with the referenced countries.

2. Please confirm that you will disclose the nature of the apparent violations related to each of Cuba, Iran, Sudan, and Syria, and the terms of your settlement with each of OFAC and BIS, in appropriate future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance